Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER APPOINTS MANAGER OF INVESTOR RELATIONS

AND

GRANT OF OPTIONS

October 3, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber is pleased to announce the appointment of Matthew Hamilton as Manager of Investor Relations. Mr. Hamilton brings to Kimber his experience in natural resource management, investor relations and business development.

The Company has granted 65,000 options to two employees at $0.85. A further 400,000 options have been granted to Gordon Cummings, the incoming CEO, at a price of $0.86.

The Monterde project is located in the prolific Sierra Madre gold-silver belt of western Mexico and includes the Carmen deposit, which has been extensively drilled by Kimber Resources and is currently undergoing detailed geologic modelling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources.  In addition to the Carmen deposit, Kimber owns approximately 39,000 hectares of the prospective Sierra Madre precious metals belt where initial reconnaissance exploration carried out in 2007 has identified a number of new targets that Kimber plans to follow up.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton

Manager of Investor Relations

or

Robert Longe, P.Eng

President and CEO

or

Gordon Cummings

CFO (Incoming President and CEO)

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.